

Mail Stop 3628

July 18, 2016

Via E-mail
William Horwath
President, Treasurer and Director
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Ferdinand Porsche Drive
Herndon, VA 20171

>   **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
>   **Amendment No. 1 to Form SF-3**
>   **Filed July 1, 2016**
>   **File No. 333-205992**

Dear Mr. Horwath:

We have reviewed your amended filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2015 letter.

Form of Prospectus

Risk Factors, page 19

1. We note that there is no disclosure in the "Risk Factors" section about the risks to the sponsor, depositor, issuing entity and noteholders relating to potential losses resulting from adverse events with respect to the financed vehicles underlying the receivables, including but not limited to failures to comply with safety and emissions standards, repurchases of the underlying vehicles and terminations of the lease contracts. Please revise or tell us why you believe there is no material risk here. In addition, please consider including bracketed language indicating that you will in an appropriate place in the prospectus relevant information about the use of "defeat devices" in the collateral for the underlying asset pool in accordance with Item 1111 of Regulation AB.

The Sponsor, page 41

2. We note that VW Credit, as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding VW Credit's financial condition if there is a material risk that the ability of VW Credit to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Credit Risk Retention, page 41

3. We note your response to our comment 3. We also note your disclosure in the "Description of the Transfer Agreements and the Administration Agreement – Statements to Noteholders" section on page 90 that the statement for each payment date will include the balance of the risk retention reserve account. Please revise your disclosure in this section to include bracketed disclosure regarding the sponsor's provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found. Refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

Description of the Transfer Agreements and the Administration Agreement

Asset Representations Review – Asset Review Voting, page 80

4. We note your responses to our comments 14 and 15 and that the allocated time periods continue to depend on the date the trigger was breached. Because the Form 10-D is the primary mechanism by which the occurrence of a delinquency trigger and the calling of the vote are communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitations provide investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe your time limitations provide sufficient time for investors to call for a vote taking into account DTC procedures and timelines.

Asset Review, page 81

5. We note your disclosure that upon the completion of the asset review, the asset representations reviewer will provide a report to the indenture trustee, VW Credit and the depositor, and the Form 10-D filed by the depositor with respect to the applicable collection period will include a summary of those findings and conclusions. Please indicate which transaction party will be responsible for preparing the summary of the asset representations reviewer's findings and conclusion that will be included in the Form 10-D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stuart M. Litwin, Mayer Brown LLP